Sabra Health Care Limited Partnership

Sabra Capital Corporation

18500 Von Karman, Suite 550

Irvine, California 92612

February 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck, Branch Chief

Re:	Sabra Health Care Limited Partnership
Sabra Capital Corporation
Registration Statement on Form S-4 (File No. 333-171820)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sabra Health Care Limited Partnership and Sabra Capital Corporation, on behalf of themselves and each of the co-registrants of the above-referenced Registration Statement, hereby request that the effectiveness of such Registration Statement be accelerated to 5:00 p.m. EST, on February 9, 2011, or as soon thereafter as practicable.

The registrants acknowledge that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sabra Health Care Limited Partnership
Sabra Capital Corporation

By:	/s/ Harold W. Andrews, Jr.
	Name:	Harold W. Andrews, Jr.
	Title:	Chief Financial Officer and Secretary